Exhibit 99.2

NOTICE TO SHAREHOLDERS
FOR THE SIX MONTHS
ENDED  SEPTEMBER 30, 2009

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the March 31, 2009 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements (Notes 3 and 5).  These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2009.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	September 30,	March 31,
	2009	2009

Assets

Current assets
Cash	$644,269	$65,410
Short-term investments	3,553,929	231,936
Marketable securities (Note 4)	20,415	5,958
Amounts receivable	84,378	37,419
Advances and prepaid expenses	65,584	57,249

	4,368,575	397,972
Fixed assets	360,479	-
Interest in Gahcho Kué Joint Venture (Note 5)	70,732,957	65,161,533

Total assets	$75,462,011	$65,559,505

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,137,248	$191,711
Future income tax liabilities (Note 2)	5,359,834	5,686,567
Asset retirement obligation relating to Gahcho Kué Joint Venture (Note 5)	5,255,432	-
Shareholders' equity:
Share capital (Note 6)	90,266,780	85,870,841
Value assigned to warrants (Note 6)	819,000	-
Contributed surplus (Note 6)	969,897	1,264,800
Deficit	(28,361,963)	(27,455,740)
Accumulated other comprehensive income	15,783	1,326

Total shareholders' equity	63,709,497	59,681,227

Total liabilities and shareholders' equity	$75,462,011	$65,559,505

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

Nature of operations (Note 1)
Going concern (Note 1)

On behalf of the Board of Directors:
“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
		September 30,		September 30,
	2009	2008	2009	2008
		(Restated –	(Restated -	(Restated -
		see Note 2)	see Note 2)	see Note 2)

Expenses:

Accretion on asset retirement obligation	$(225,037)	$-	$(225,037)	$-
Consulting fees	(107,291)	(161,604)	(244,931)	(430,826)
Depreciation	(84,739)	-	(84,739)	-
Gahcho Kué Project management fee	(13,428)	-	(13,428)	-
Office and administration	(136,943)	(24,354)	(155,343)	(48,416)
Professional fees	(142,982)	(58,029)	(244,561)	(111,030)
Promotion and investor relations	(138,658)	(71,582)	(141,317)	(74,432)
Salary and benefits	-	(3,628)	(21,460)	(24,750)
Transfer agent and regulatory fees	(42,253)	(26,627)	(77,321)	(71,730)
Travel	(15,841)	(15,779)	(28,431)	(34,727)

Net loss for the period before the undernoted	(907,172)	(361,603)	(1,236,568)	(795,911)

Other earnings:
Interest income	2,466	9,698	3,612	23,608

	2,466	9,698	3,612	23,608

Net (loss) income before tax recovery	(904,706)	(351,905)	(1,232,956)	(772,303)

Future income tax recovery (Note 2)	239,747	93,255	326,733	204,660

Net loss for the period	(664,959)	(258,650)	(906,223)	(567,643)

Deficit, beginning of period (restated – see Note 2)	(27,697,004)	(26,227,143)	(27,455,740)	(25,918,150)

Deficit, end of period	$(28,361,963)	$(26,485,793)	$(28,361,963)	$(26,485,793)

Basic and diluted earnings (loss) per share	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Weighted average number of shares outstanding	61,970,572	59,932,381	60,963,371	59,926,636

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
		September 30,	September 30,
	2009	2008	2009	2008
		(Restated –	(Restated -	(Restated -
		see Note 2)	see Note 2)	see Note 2)

Net (loss) income for the period	$(664,959)	$(258,650)	$(906,223)	$(567,643)

Other Comprehensive income
Unrealized gain (loss) on marketable securities	13,037	(23,648)	14,457	(23,398)

Comprehensive (Loss) Income	$(651,922)	$(282,298)	$(891,766)	$(591,041)

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)

	For the Six Months Ended
		September 30,
	2009	2008

Balance, beginning of period	$1,326	$32,937

Change in fair value of available-for-sale assets
- marketable securities	14,457	(23,398)

Balance, end of period	$15,783	$9,539

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months ended		For the Six Months Ended
	September 30,			September 30,
	2009	2008	2009	2008
		(Restated –	(Restated -	(Restated -
		see Note 2)	see Note 2)	see Note 2)

Cash provided by (used in):
Operating activities:
Net (loss) income for the period	$(664,959)	$(258,650)	$(906,223)	$(567,643)
Items not involving cash:
Accretion on asset retirement obligation	225,037	-	225,037	-
Depreciation	84,739	-	84,739	-
Future income tax recovery	(239,747)	(93,255)	(326,733)	(204,660)

Changes in non-cash operating working capital
Amounts receivable	(45,293)	39,228	(19,222)	(29,626)
Advances and prepaid expenses	17,121	17,010	3,915	3,708
Accounts payable and accrued liabilities	740,541	(262,058)	806,731	(44,524)

	117,439	(557,725)	(131,756)	(842,745)

Investing activities:
Deferred exploration and development costs	(865,899)	(3,180)	(887,428)	(6,325)
(Investment in) redemption of Short-term investments	(3,500,847)	467,613	(3,321,993)	703,704
	(4,366,746)	464,433	(4,209,421)	697,379

Financing activities:
Shares issued under private placement, net of costs	4,319,676	-	4,319,676	-
Shares issued for options exercise	392,000	-	600,360	34,502

	4,711,676	-	4,920,036	34,502

Decrease (increase) in cash	462,369	(93,292)	578,859	(110,864)
Cash, beginning of period	181,900	127,178	65,410	144,750

Cash, end of period	$644,269	$33,886	$644,269	$33,886

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

1.	Basis of Presentation:

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as “Interest in Gahcho Kué Joint Venture” is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses in the six months ended September 30, 2009 amounting to $906,223, incurred negative cash flow from operations of $131,756, and will be required to obtain additional sources of financing to complete its business plans going into the future.  With approximately $4,198,198 of cash and short-term investments at September 30, 2009, the Company has sufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project for approximately four months (see also Note 5).  The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers. However, there is no certainty that the Company will be able to obtain financing from any of those sources.  As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the disclosures and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements and as such should be read in conjunction with the audited consolidated financial statements and the notes thereto for the Company for the year ended March 31, 2009.

The consolidated balance sheet at March 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements.

This interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements, except with respect to the new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and financial statements relating to its fiscal year commencing April 1, 2009.  Such new and revised accounting standards are described in Note 3.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

2.	Restatement of Interim Financial Statements and Future Income Tax Recovery

The Company has restated the interim financial statements for the periods starting June 30, 2008 to reflect the correct intra-period reallocation of income tax recovery/provision from the three months ended June 30, 2008, to the three months ended December 31, 2008 and for the three months ended June 30, 2009.  The income tax recovery relates to a portion of previously unrecognized future income tax assets amounting to $111,405 for the three months ended June 30, 2008, $93,255 for the three months ended September 30, 2008, a provision for $30,166 for the three months ended December 31, 2008, and $86,986 for the three months ending June 30, 2009.

The effects of the restatement are summarized in the following table:

	June	September	September	December	December	June
	2008	2008	2008	2008	2008	2009

	3 months	3 months	6 months	3 months	9 months	3 months
Income Statement
Future income tax recovery –originally reported	$-	$-	$-	$-	$-	$-
Future income tax recovery – revised	$111,405	$93,255	$204,660	$(30,166)	$174,494	$86,986
Net loss – originally reported	$420,398	$351,905	$772,303	$814,770	$1,587,073	$328,250
Net loss - revised	$308,993	$258,650	$567,643	$844,936	$1,412,579	$241,264
Net loss per share – originally reported	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Net loss per share - revised	$(0.01)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.00)

	June		September		December	June
	2008		2008		2008	2009
Balance Sheet
Future income tax liability –originally reported	$5,909,363		$5,909,363		$5,909,363	$5,686,567
Future income tax liability - revised	$5,797,958		$5,704,703		$5,734,869	$5,599,581
Deficit – originally reported	$26,338,548		$26,690,453		$27,505,223	$27,783,990
Deficit - revised	$26,227,143		$26,485,793		$27,330,729	$27,697,004

There is no impact on the Company’s Statement of Cash Flows.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

3.	Accounting Policies, New and Future Accounting Policy Changes: Accounting Policy

(a)           Asset Retirement Obligation
The Company recognizes the fair value of liabilities for its interest in the asset retirement obligation of the Gahcho Kué Project in the period in which such an obligation occurs and/or in which a reasonable estimate of such costs can be made using the total undiscounted cash flows required to settle the estimated obligation, estimated expected timing of cash flow payments required to settle the obligation and estimated credit-adjusted risk-free discount rates and inflation rates (see Note 5).

New Accounting Policies

(b)           Goodwill and Intangible Assets
For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the   Company adopted new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  There is no impact of this accounting standard on the Company’s consolidated financial statements.

Future Accounting Policy Changes
(c)           Business Combinations, Consolidated Financial Statements, Non-Controlling Interests and Comprehensive Revaluation of Assets and Liabilities
For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, Section 1602 “Non-Controlling Interests” and Section 1625 “Comprehensive Revaluation of Assets and Liabilities”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.  Section 1602, “Non-Controlling Interests”, establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  Section 1625, “Comprehensive Revaluation of Assets and Liabilities” is amended as a result of Sections 1582, 1601 and 1602, and applies prospectively.

Sections 1582, 1601, 1602, and 1625 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011.  Sections 1601, 1602 and 1625 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

4.	Marketable Securities:

The quoted market value of remaining marketable securities at September 30, 2009 was $20,415 (September 30, 2008 - $14,171).  The original cost of these marketable securities at September 30, 2009 was $4,632 (September 30, 2008 - $4,632).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	Interest in Gahcho Kué Joint Venture:

September 30,	2009	2008

Balance at beginning of period	$65,161,533	$64,984,140

Changes in the period
Additional mineral interest resulting from the 2009 Gahcho Kué Joint Venture Agreement	4,436,403	-
Technical consulting	18,384	-
Mining lease costs	6,325	3,145
Sunk cost repayment	306,573	-
Company portion of feasibility study costs	356,146	-
Company portion of project costs	447,593	-

Total change in the period	5,571,424	3,145

	$70,732,957	$64,987,285

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest.   The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	Interest in Gahcho Kué Joint Venture (continued):

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

1.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions are made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
6.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•	$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement) (paid August 2009);
•
Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible ($306,573 paid or accrued on behalf of De Beers Canada to September 30, 2009);

•	$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production;

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a Joint Venture.  Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in these consolidated interim financial statements effective July 4, 2009.  Below is a summarized balance sheet of what was recorded effective July 4, 2009 as a result of the 2009 Agreement:

		July 4, 2009
Assets
Current assets		$174,075
Fixed assets		445,218
Interest in Gahcho Kué Joint Venture		5,104,564
	Total Assets	$5,723,857

Liabilities
Accounts payable and accruals		$693,462
Asset retirement obligations		5,030,395
	Total Liabilities	$5,723,857

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	Interest in Gahcho Kué Joint Venture (continued):

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the Gahcho Kué Project for the three and six months ended September 30, 2009:
	Three months	Six months
	ended	ended
	September 30,	September 30,
Results of Operations	2009	2009
Revenues	$-	$-
Expenses	323,204	323,204
Proportionate share of net loss	$323,204	$323,204

	Three months	Six months
	ended	ended
	September 30,	September 30,
Cash Flows	2009	2009
Cash flow – operating activities	$-	$-
Cash flow – financing activities	-	-
Cash flow – investing activities	-	-
Proportionate share of change in cash and cash equivalents	$-	$-

September 30,
Financial Position	2009
Current assets	$39,987
Long-term assets	65,068,783
Current liabilities	(425,775)
Long-term liabilities	(5,255,432)
Proportionate share of net assets	$59,427,563

Asset Retirement Obligation

The fair value of the Gahcho Kué asset retirement obligation was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be approximately $24.9 million), expected timing of cash flow payments required to settle the obligations between 2009 and 2030, a credit-adjusted risk-free discount rate of 5.35%, and an inflation rate of 2.25%.

The balance of the asset retirement obligation is as follows:

2009

Balance, beginning of period	$-

Asset retirement obligation recorded in the current period as a result of revised and restated joint venture agreement	5,030,395
Accretion recorded during the quarter	225,037

Balance, end of period	$5,255,432

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

6.          Share Capital and Contributed Surplus:

(a)    Authorized:

              Unlimited number of common shares without par value

           (b)    Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2008	59,870,881	$85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610

Balance, March 31, 2009	59,932,381	85,870,841
Exercise of stock options	365,365	600,360
Value of stock options exercised	-	294,903
Private placement	3,000,000	4,500,000
Cost of raising capital	-	(180,324)
Value assigned to warrants	-	(819,000)

Balance, September 30, 2009	63,297,746	$90,266,780

On August 4, 2009, the Company completed a private placement.  An aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4,500,000, and net proceeds of $4,319,676.  Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.  (See Note 6(d) for more information about the common share purchase warrants).

(c)    Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  On September 10, 2009, at the Company’s annual and special meeting of shareholders, the shareholders approve the amended stock option plan which, among other things, allowed for the plan to be a “rolling” stock option plan, whereby the maximum number of shares that may be reserved for issuance under the amended stock option plan will be 10% of the Company’s issued and outstanding shares at the time of the grant.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  At the time of approval of the amended stock option plan, the aggregate maximum number of shares pursuant to options granted under the Plan is not to exceed 6,309,774 shares, and as at September 30, 2009, there were 5,375,139 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

6.	Share Capital and Contributed Surplus (continued): (c) Stock options (continued):

The following presents the continuity of stock options outstanding:
		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2008	461,500	$2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56

Balance, March 31, 2009	1,300,000	1.72
Exercised	(365,365)	1.64

Balance, September 30, 2009	934,635	$1.75

The following are the stock options outstanding and exercisable at September 30, 2009.

	Black-		Weighted
Expiry	Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price

November 1, 2010	$180,100	100,000	1.08 years	2.63
January 30, 2011	321,100	100,000	1.33 years	4.50
November 23, 2013	468,697	734,635	4.15 years	1.26

	$969,897	934,635	3.52 years

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2009	2008

Dividend yield	0%	0%
Expected volatility	55.59%	34%-64%
Risk-free interest rate	2.57%	4.64%
Expected lives	5 years	2.83-10.33 months
Weighted average fair value of options issued	$0.638	$3.58-$4.14

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

6.	Share Capital and Contributed Surplus (continued):

(c)     Stock options (continued):

On August 25, 2009, the Board of Directors approved a grant of 300,000 options to the President and Chief Executive Officer of the Company as part of a renegotiation of his consulting agreement with the Company.  The granting of these options was subject to the approval by the shareholders of the amended stock option plan at the Company’s September 10, 2009 annual and special meeting, and regulatory approvals of the amended stock option plan, which were obtained on October 2, 2009.  The grant date was August 25, 2009, the exercise price is $1.72, and options expire August 24, 2014.  The Company has valued these options at $268,405 using the Black-Scholes options pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	58.65%
Risk-free interest rate	2.54%
Expected life	5 years
Weighted average fair value of options issued	$0.8947

The Company will expense the fair value of these options in October 2009 as stock-based compensation.

(d)     Warrants

The Company’s private placement that closed on August 4, 2009, involved an aggregate of 3,000,000 Units of the Company at a price of $1.50 per Unit.  Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.

The following is a summary of warrants outstanding at September 30, 2009:

Date of Issue	Number of Warrants	Exercise Price	Expiry Date

August 4, 2009	1,500,000	$2.00	February 4, 2012

The warrants value reflected in these consolidated financial statements was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	79.91%
Risk-free interest rate	0.65%
Expected lives	18 months
Fair value of warrants	$0.546

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

6.          Share Capital and Contributed Surplus (continued):

(e)     Contributed surplus:

Amount

Balance, March 31, 2008	$945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	1,264,800
Value on exercise of stock options transferred to share capital	(294,903)

Balance, September 30, 2009	$969,897

(f)       Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.